July 26, 2010

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Voyageur Mutual Funds III (the “Registrant”)
Registration Statement on Form N-14
Pre-Effective Amendment No. 1
File No. 333-167200

Dear Sir or Madam:

       Pursuant to Rule 461 of the Securities Act of 1933, we hereby request that the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 be accelerated to July 26, 2010 or as soon thereafter as practicable.

Very truly yours,

VOYAGEUR MUTUAL FUND III

By:	/s/ David F. Connor
Name: David F. Connor
Title: Vice President/Deputy General Counsel/Secretary

DELAWARE DISTRIBUTORS, L.P.

By:	/s/ J. Scott Coleman
Name: J. Scott Coleman
Title: President